CKX LANDS, INC.

2025 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2025

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from __________ to __________

Commission File Number 1-31905

CKX Lands, Inc.

(Exact name of registrant as specified in its Charter)

Louisiana	**72-0144530**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2417 Shell Beach Drive **Lake Charles, LA**	**70601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(337) 493-2399**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock with no par value	**CKX**	**NYSE American**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☑
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 30, 2025 based on the closing price on that date of $10.70 was $14,441,191.

The number of shares of the registrant's Common Stock outstanding as of March 30, 2026, was 2,053,129.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement prepared in connection with the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the "Safe Harbor" provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include, without limitation, the information contained under the heading "Outlook for Fiscal Year 2025" in Item 7 of this report, and any statements containing forward-looking terminology including "may," "should," "likely," "will," "believe," "expect," "anticipate," "estimate," "continue," "plan," "intend," "projects," or other similar words. These statements are not a guarantee of future performance and are subject to risks, uncertainties and other factors, some of which are set forth in "Item 1A. Risk Factors." These risks and uncertainties include, but are not limited to, whether the objectives of the Company's previously announced strategic alternatives review process will be achieved; the terms, timing, structure, benefits and costs of any strategic transaction; whether any such transaction will be consummated at all; the risk that the strategic alternatives review process and its announcement could have an adverse effect on the ability of the Company to retain customers, retain and hire key personnel and maintain relationships with customers, suppliers, employees, shareholders and other business relationships, and on its operating results and business generally; the risk that the strategic alternatives review process could divert the attention and time of the Company's management; the risk of any unexpected costs or expenses resulting from the strategic alternatives review process; and the risk of any litigation relating to the strategic alternatives review process. Many risks are beyond our control and difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information may be contained in the Company's future reports periodically filed with the SEC.

The "Company", "we," "us," and "our," refer to CKX Lands, Inc.

PART I

ITEM 1. BUSINESS

Business Description

CKX Lands, Inc., a Louisiana corporation, began operations in 1930 under the name Calcasieu Real Estate & Oil Co., Inc. It was originally organized as a spin-off by a bank operating in southwest Louisiana. The purpose of the spin-off was to form an entity to hold non-producing mineral interests which regulatory authorities required the bank to charge off. Over the years, as some of the mineral interests began producing, the Company used part of the proceeds to acquire land. In 1990, the Company made its largest acquisition when it was one of four purchasers who bought a fifty percent undivided interest in approximately 35,575 acres in southwest Louisiana.

Today the Company's income is derived from mineral royalties, timber sales and surface payments from its lands. CKX receives income from royalty interests and mineral leases related to oil and gas production, timber sales, land sales and surface rents. Although CKX is active in the management of its land and planting and harvesting its timber, CKX is passive in the production of income from oil and gas production in that CKX does not explore for oil and gas or operate wells. These oil and gas activities are performed by unrelated third parties.

CKX leases its property to oil and gas operators and collects income through its land ownership in the form of oil and gas royalties and lease rentals and geophysical revenues. The Company's oil and gas income fluctuates as new oil and gas production is discovered on Company land and then ultimately depletes or becomes commercially uneconomical to produce. The volatility in the daily commodity pricing of a barrel of oil or a thousand cubic feet, or "MCF," of gas will also cause fluctuations in the Company's oil and gas income. These commodity prices are affected by numerous factors and uncertainties external to CKX's business and over which it has no control, including the global supply and demand for oil and gas, and domestic and global economic conditions, among other factors.

CKX has small royalty interests in 20 different producing oil and gas fields. The size of each royalty interest is determined by the Company's net ownership in the acreage unit for the well. CKX's royalty interests range from 0.0045% for the smallest to 7.62% for the largest. As the Company does not own or operate the wells, it does not have access to any reserve information. Eventually, the oil and gas reserves under the Company's current land holdings will be depleted.

Timber income is derived from sales of timber on Company lands. The timber income will fluctuate depending on our ability to secure stumpage agreements in the regional markets, timber stand age, and/or stumpage commodity prices. Timber is a renewable resource that the Company actively manages.

Surface income is earned from various recurring and non-recurring sources. Recurring surface income is earned from lease arrangements for farming, recreational and commercial uses. Non-recurring surface income can include such activities as pipeline right of ways, and temporary worksite rentals.

In managing its lands, the Company relies on and has established relationships with real estate, forestry, environmental and agriculture consultants as well as attorneys with legal expertise in general corporate matters, real estate, and minerals.

The Company actively searches for additional real estate for purchase in Louisiana with a focus on southwest Louisiana and on timberland and agricultural land. When evaluating unimproved real estate for purchase, the Company will consider numerous characteristics including but not limited to, timber fitness, agriculture fitness, future development opportunities and/or mineral potential. When evaluating improved real estate for purchase, the Company will consider characteristics including, but not limited to, geographic location, quality of existing revenue streams, and/or quality of the improvements.

CKX does not perform or cause to be performed oil and gas producing activities inasmuch as: (1) we do not search for crude oil or natural gas in their natural states; (2) we do not acquire property for the purpose of exploration or the removing of oil and gas; and (3) we are not involved in construction, drilling and/or production activities necessary to retrieve oil and gas.

The Company does not spend any money on research and development.

Because of the nature of the Company's revenue streams, the effect of competition on the Company and its results of operations is not material.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets, business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives.

On August 21, 2023, the Company announced that the Board had determined to initiate a formal process to evaluate strategic alternatives for the Company to enhance value for stockholders and had retained a financial advisor in connection with the process.

On April 18, 2024, the Company provided an update on the process, noting that it had received preliminary indications of interest from multiple parties related to the potential acquisition of the Company or its assets, and that the Company and its advisors were working with a select group of these parties to provide them with additional information. The Board has formed a subcommittee to provide oversight and management of the process.

Since the April 18, 2024 update, management and the Board subcommittee, together with the Company's financial advisors, continue to engage with interested parties.

On November 18, 2025, the Company sold to Southern Pine Plantations of Georgia, Inc. approximately 6,548 acres of land wholly-owned by the Company in Allen, Beauregard, Calcasieu, Cameron, Jefferson Davis, Natchitoches, Rapides and Sabine Parishes of the State of Louisiana. The Company disclosed the completion of the transaction on its Current Report on Form 8-K filed November 20, 2025. The adjusted purchase price was $8,618,021.70, paid in cash. The transaction was executed pursuant to an Agreement of Purchase and Sale effective August 14, 2025, as amended, that contemplated the sale of approximately 7,014 acres. Certain portions of the originally contemplated property were excluded from the sale in accordance with the Agreement, resulting in a reduction of the original purchase price equal to $1,316.05 per excluded acre. The completion of this transaction represents a significant step in the Company's ongoing evaluation of strategic alternatives.

As part of management's efforts to maximize value for shareholders through the strategic alternative evaluation, the Company expects to seek to partition, in kind or by sale, ownership of its undivided interests in lands co-owned with others. There can be no assurance that such efforts will result in a negotiated partition of the Company's co-owned acreage and that the Company can avoid a court-ordered partition.

Additionally, a sale of the Company or all or substantially all of its assets would be subject to a number of conditions and contingencies, including the approval of the Company's shareholders. There can be no assurance that this process will result in the successful negotiation of a definitive agreement for a transaction or any other strategic outcome, or that the Board will recommend that CKX's shareholders approve any transaction.

Employees

The Company has two employees, both of whom are part-time. The Company is not subject to union contracts nor does the Company have any medical benefit, pension, profit sharing, option or deferred compensation programs. The Company has a stock incentive plan adopted in connection with the Executive Employment Agreement effective July 15, 2020, as amended, with its President, and the Company's Chief Financial Officer is also a participant in the plan. The plan permits the Company to grant restricted stock units or performance shares for up to 357,000 shares of its common stock. The Company granted awards for all 357,000 shares issuable under the plan on June 13, 2022. As of December 31, 2024, 76,755 restricted stock units and 83,345 performance shares had vested, representing a total of 160,100 issuable shares under the Plan. As of December 31, 2024, a total of 123,549 of the issuable shares had been issued to employees, with 36,551 shares underlying vested restricted stock units remaining unissued. The Company issued those shares on April 16, 2025. On July 15, 2024, all 196,900 unvested performance shares awarded to employees under the Plan lapsed without the performance criteria being achieved and were forfeited by the grantees. There are no further unvested awards outstanding under the Plan.

Customers

The Company's customers are those who have mineral leases on Company lands, purchase timber in competitive bids or execute surface leases for farming, hunting, right of ways or other purposes. During 2025, the Company received approximately 64.02% of its total revenues from the following customers:

Customer	Revenue Type	% of Total Revenue
Riceland Petroleum Company	Oil & Gas	22.86%
Beau Shell Logging, LLC	Timber	11.31%
Sunchase Power, LLC	Surface lease	6.43%
Ballard Exploration Company	Oil & Gas	5.36%
Cedar Holdco, LLC	Surface Lease	5.28%
Daylight Petroleum	Oil & Gas	5.03%
Chato Energy, LLC	Oil & Gas	4.17%
Salty Oaks, LLC	Hunting Lease	3.58%

Loss of cash receipts from any of these customers or revenue streams would have a material adverse effect on the Company.

Environmental and Other Governmental Regulations

The Company does not need government approval of its principal products or services except that the State of Louisiana must permit the size and location of all oil and gas producing units. The operator of the oil and gas units is responsible for this permitting process.

The operators of the wells are responsible for complying with environmental and other governmental regulations. However, should an operator abandon a well located on Company land without following prescribed procedures, the landowners could possibly be held responsible. The Company does not believe this would have a material effect on its financial condition.

ITEM 1A. RISK FACTORS

Significant Risk Factors

In addition to the other information set forth in this report, you should carefully consider the following risks, which could materially affect our business, financial condition, or results of operations in future periods. The risks described below are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or results of operations in future periods.

We cannot assure you that our exploration of strategic alternatives will result in us pursuing further transactions or that any such transactions would be successfully completed. The process of reviewing strategic alternatives or its conclusion may have adversely affected our business, our stockholders, and the market for our common stock, and such effects may continue.

In August 2023, we announced that our Board of Directors had determined to initiate a formal process to evaluate strategic alternatives for the Company to enhance value for stockholders. We are actively working with financial and legal advisors in this strategic alternative review process.

On April 18, 2024, the Company provided an update on the process, noting that it had received preliminary indications of interest from multiple parties related to the potential acquisition of the Company or its assets, and that the Company and its advisors were working with a select group of these parties to provide them with additional information. The Board has formed a subcommittee to provide oversight and management of the process.

Since the April 18, 2024 update, management and the Board subcommittee, together with the Company's financial advisors, continue to engage with interested parties.

As discussed in Part I, Item I of this report, on November 18, 2025, the Company sold approximately 6,548 acres of land wholly-owned by the Company in several parishes of the State of Louisiana for $8,618,021.70 in cash. While the completion of this transaction was a significant step in the Company's ongoing evaluation of strategic alternatives, we cannot assure you that the process will result in one or more definitive agreements for further transactions, what the timing or final outcome of the process will be, what the terms, structure, benefits and costs of any transaction will be, or that any transaction that is agreed to will be completed. Entry into or completion of any potential transaction or other strategic alternatives would depend on a number of factors that may be beyond our control, including, among other things, general economic and market conditions, industry trends, regulatory approvals and the availability of financing for a potential transaction on reasonable terms. Moreover, a sale of the Company or all or substantially all of its assets would be subject to a number of conditions and contingencies, including the approval of the Company's shareholders. There can be no assurance that the Board will recommend that CKX's shareholders approve any transaction, or that any transaction will receive shareholder approval.

Even if a transaction is entered into, we cannot assure you that it will be successful, achieve our objectives or have a positive effect on stockholder value. Our Board of Directors may also determine that no transaction is in the best interest of our stockholders.

As part of management's efforts to maximize value for shareholders through the strategic alternative evaluation process, we expect to seek to partition, in kind or by sale, ownership of the Company's undivided interests in lands co-owned with others. We cannot assure you that that such efforts will result in a negotiated partition of the Company's co-owned acreage and that the Company can avoid a court-ordered partition.

We have incurred significant expenses associated with identifying, evaluating and negotiating potential strategic alternatives, and we expect to continue to incur such expenses. The process of reviewing potential strategic alternatives has been and may continue to be time-consuming, distracting and disruptive to our business and our management team. We may also incur additional unanticipated expenses in connection with this process. In addition, we may be subject to costly and time-consuming litigation related to the process. Further, the process may result in the loss of potential business opportunities as well as our ability to retain customers, recruit and retain qualified personnel, and maintain other business relationships.

In addition, the strategic alternative process, speculation regarding any developments related to the process, and perceived uncertainties related to the future of the Company may have had, and could continue to have, a negative effect on the market price of our common stock, and could cause our stock price to fluctuate significantly.

We co-own approximately 90% of our net acres with other persons. We have less control over the management of lands that we co-own versus lands of which we are the sole owner, which could negatively impact our revenues and financial condition.

Following the November 18, 2025 sale of approximately 6,548 of our wholly-owned acres, we co-own approximately 90% of our net acres with other persons. A majority of our co-owned acres are held in the form of a 1/6 undivided interest in approximately 33,200 acres (5,533 net acres) of predominantly undeveloped land located in Southern Louisiana. There is no formal co-ownership agreement in place with respect to our co-owned lands, so all major decisions concerning these lands require the unanimous agreement of all the co-owners. As a result, we cannot control these decisions. These decisions include, among other things, whether to sell the property (other than selling our undivided interest in the property), whether to lease the property for surface or mineral income, and whether to harvest timber on the property. We have historically enjoyed a constructive relationship with our co-owners, and believe all co-owners share a desire to maximize the value of the co-owned lands over the long term. However, our lack of control over our co-owned lands may prevent us from managing those lands in the manner we think is in the best interest of our company and our shareholders, and could negatively affect our revenues and profitability, the value of our undivided interests, and thus the value of our business.

Our operations and properties could be adversely affected by hurricanes or other adverse weather events, natural disasters, or other significant disruptions.

Our properties are located principally in southwest Louisiana, where major hurricanes and flooding have occurred. Depending on where any hurricane makes landfall or flooding occurs, our properties could be significantly damaged, and income-producing activities on our properties could be disrupted. For example, approximately 33 percent of our standing timber was at least partially damaged, and oil and gas production on our lands was temporarily interrupted due to Hurricane Laura in August 2020. In addition, the occurrence and frequency of hurricanes and flooding in Louisiana could also negatively impact demand for the use of our real estate assets because of perceptions of hurricane and flooding risks. In addition to hurricanes, the occurrence of other natural disasters and climate conditions in Louisiana, such as tornadoes, fires, unusually heavy or prolonged rain, droughts, prolonged freezing temperatures and heat waves, could have an adverse effect on our ability to use our properties or realize income from our properties.

We have approximately 3,862 net acres of timberland in various stages of growth or age classes. A typical pine timber stand will be harvested after 30 to 35 years of growth with some thinning occurring during this time. A hardwood stand will be harvested after 45 to 50 years of growth. A natural disaster can have a material adverse effect on timber growth, reducing its value. In addition to hurricanes, natural disasters that could affect our timber lands include tornados, high winds, heavy rains and flooding, and/or fire caused by lightning or other sources.

If any of the events described above occurs, we may experience disruptions to our operations and damage to our properties, which could have an adverse effect on our business, our financial condition, our results of operations, and our cash flows.

Our land holdings are concentrated in southwest Louisiana, and we therefore may suffer economic harm because of adverse conditions in that region.

Our land holdings are located principally in southwest Louisiana. Due to the concentration of our properties in this area, our performance is dependent on local economic conditions. This area has experienced periods of economic decline in the past and may do so in the future.

We rely on third party managers for day-to-day property management of certain of our properties.

We have only two employees, both of whom are part-time and serve as our corporate officers. Therefore, we substantially depend on local third-party managers for the day-to-day management of our timberland properties. The cash flows from our timberland properties may be adversely affected if the property manager fails to provide quality services. These third-party managers may fail to manage our properties effectively or efficiently or in accordance with the terms of our agreement with them. If any of these events occurs, we could incur losses or face liabilities from the loss or injury to our property or to persons at our properties. In addition, disputes may arise between us and third-party managers, and we may incur significant expenses to resolve those disputes or terminate the relevant agreement with the third parties and locate and engage competent and cost-effective alternative service providers to remediate any mismanagement and/or manage the relevant properties. Additionally, third-party managers may manage and own other properties that may compete with our properties, which may result in conflicts of interest and decisions regarding the operation of our properties that are not in our best interests.

Potential environmental liabilities could result in substantial costs to us or cause our land to lose value.

Under federal, state, and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous substances or petroleum products on our properties because of current or past ownership or operation of oil and gas activities on our lands. If previously unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow. As an owner of properties, we may have to pay for property damage and for investigation and cleanup costs incurred in connection with a contamination. The law typically imposes cleanup responsibility and liability regardless of whether an owner knew of or caused the contamination. Changes in environmental regulations or the discovery of environmental damage on our lands may cause the value of our lands to decline, may impact the development potential of our undeveloped land or could increase operating costs due to the cost of complying with new regulations.

A significant portion of our revenues is derived from oil and gas activities on our lands. We rely on third parties to conduct that activity.

We rely on third parties to conduct oil and gas exploration and production activity on our lands. If we are not successful in attracting third parties to conduct that activity or if there is any significant interruption in existing activity on our lands, our results of operations, financial condition and cash flows would be adversely affected. Additionally, our ability to generate future earnings depends on third parties finding new production on our land to replace present production as it is depleted. Oil and gas prices, as well as new technology, will affect the possibility of replacing present production.

Our revenues could be negatively impacted by declines in commodity prices for oil, natural gas, and timber, among others.

We earn a significant portion of our operating income from the sale of commodities produced from our lands: oil and gas, and timber. Fluctuations in the prices for these commodities will directly impact our cash flow, net income and financial condition.

Additionally, because certain of our lands are leased to farmers, declines in the commodity prices for the crops they grow may impact their ability to make lease payments, and therefore could adversely affect our cash flow, results of operations and financial condition.

Our overall business is subject to risks associated with the real estate industry.

We are subject to all risks related to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- changes in general or local economic conditions where our properties are located, including but not limited to increases in interest rates and broad uncertainty regarding inflation, the possibility of a recession, other U.S. macroeconomic conditions, and U.S. political instability;
- lack of availability of financing at favorable rates (or at all) that may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws; and
- increases in real estate taxes and insurance costs.

The costs, time burden and risks associated with being a publicly traded company continue to increase.

Because we are a public company filing reports with the SEC, we are subject to regulatory and public scrutiny and extensive and complex regulation. In addition, we are required to maintain financial accounting controls and comply with rules concerning the accuracy and completeness of our books and records. In addition to regulation by the SEC, we are subject to the listing fees and rules of the NYSE American stock exchange. The NYSE American rules contain requirements related to corporate governance, communications with shareholders, and various other matters. Compliance with these public company obligations requires significant time and expense. Other expenses associated with being a public company include auditing, accounting and legal fees and expenses, director and officer liability insurance costs, transfer agent fees and other expenses. The cost of being a publicly traded company is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.

Changing laws, regulations and standards relating to corporate governance and public disclosure have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Over time, as the SEC and NYSE American have adopted new rules, including rules requiring us to make additional public disclosures, the costs and time necessary for us to comply with public company rules has increased. Failure to comply with these requirements can have numerous adverse consequences, including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. Our efforts to comply with new and changing regulations are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention.

Our common stock may not have an active, liquid, and orderly trading market, and our stock price may be volatile.

Our common stock may not have an active, liquid, and orderly trading market due to the relatively low number of shares that are available for trading, and the spread between the bid and ask prices for shares of our stock may be wide. These conditions may depress the trading price of our stock. Active, liquid, and orderly trading markets usually result in less price volatility and more efficiency in carrying out purchase and sale orders. The trading volume in our common stock may fluctuate and cause price variations to occur.

The market price of our common stock could also vary significantly because of a number of other factors, some of which are beyond our control, including the following:

- actual or anticipated variations in our quarterly operating results or dividends;
- changes in our results of operations or cash flows;
- publication of research reports about us or the real estate industry;
- changes in market valuations of similar companies;
- speculation in the press or investment community about topics such as our strategic plans;
- the realization of any of the other risk factors presented in this annual report;
- the extent of investor interest in our common stock;
- our underlying asset value;
- investor confidence in the stock and bond markets, generally;
- changes in tax laws; and
- general market and economic conditions.

If the per share trading price of our common stock declines significantly, stockholders may be unable to resell their shares at or above the price paid for them. We cannot assure stockholders that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay dividends on, and the per share trading price of, our common stock.

The future consequences of pandemics, wars or other hostilities, geopolitical instability, widespread cyberattacks, climate events or other national or global crises are uncertain and we cannot predict how such events may affect our future financial condition and results of operations.

Disruptions in commercial activity and changes in consumer spending resulting from the COVID-19 pandemic significantly affected worldwide commerce and the global economy. Although we operated continuously throughout the pandemic, and while conditions in the U.S. and around the world significantly improved, we cannot predict how future viral outbreaks could impact our operations. In addition, we could be affected by other significant events in the United States or abroad that could cause similar disruptions in commerce, like future pandemics, the outbreak of war or other hostilities, geopolitical conflicts, and international trade measures and disputes, cyberattacks affecting infrastructure we depend on, changes in U.S. government spending and resulting economic uncertainties, and climate emergencies. Among other possible effects, these kinds of events could materially and adversely affect us in the following ways:

- We have two employees, who are our President and Chief Financial Officer. They both work on a part-time basis. Although our Board of Directors has an emergency management succession plan in case they become unavailable due to illness, death or other reasons, the transition in management to their interim successors may be impeded by the lack of other employees. In addition, it may be more difficult for our Board of Directors to attract and retain a permanent replacement for their positions. Likewise, if a significant number of our directors were to be incapacitated, the continuity of our operations might be materially and adversely affected.
- We depend on third parties for the generation of revenues, such as exploration and production companies, land management companies, surface lessees and timber mills. If any of these businesses limit or suspend their operations due to adverse events or their economic effects, our operations could be materially, adversely affected. We may be unable to determine whether declines in income-producing activities on our lands are the result of such events or other conditions.
- A recession in Louisiana where our lands are located may depress the values of our lands and falling commodity prices could continue to reduce certain of our revenue streams.

The effects of future significant adverse events and disasters are uncertain. It is possible that such events, and economic conditions resulting from those events, could affect our business in the future in ways that we do not or cannot now anticipate.

We could be adversely affected if we grow our Company by acquiring additional land or other assets, including operating businesses, but fail to successfully integrate the acquired asset into our existing business.

Our Board of Directors regularly evaluates a range of strategic alternatives and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets or business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. We cannot assure you that the Board's evaluations or the Company's due diligence activities will result in any transaction or other course of action. For example, we may have difficulty identifying suitable assets to acquire or consummating transactions on terms that are favorable.

We also cannot assure you that any transaction we do enter into will be successful. Significant expansion involves risks, such as:

- the availability and terms of financing for the transaction and its effect on our financial condition;
- increased expenses and working capital needs;
- successfully integrating an acquired asset into our existing business, including:
  - the distraction of our current management from our existing business operations;
  - the potential loss of key employees or customers of an acquired business;
  - identifying key managers to run an acquired business;
  - implementing and maintaining consistent standards, controls, procedures and information systems across the company;
  - managing the geographic distance of an acquired asset from our other assets and management team; and
  - exposure to unforeseen or undisclosed liabilities of any acquired asset.

If we are unable to integrate a new asset into our existing business and manage a larger overall company efficiently, the expansion could adversely affect our operations, financial results and prospects, and we might not realize the cost savings and synergies we expected from the expansion. Additionally, the diversion of management's time and attention from our day-to-day operations could adversely impact our performance.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Because of our company's small size and the nature of our operations, our information technology systems are minimal. The records stored on the company's systems are primarily non-financial in nature. We have outsourced all of our internal bookkeeping and accounting functions to a third-party accounting firm that maintains all of our financial records on its systems. We rely on the third party's cybersecurity protections and procedures to safeguard our information, and a consideration of the protections put in place by that firm and any other service provider that receives our information is a critical part of management's decision to engage the provider.

Our President is responsible for assessing, identifying and managing risks to us from cybersecurity threats. Under his direction, we have contracted with a third-party IT and cybersecurity consultant that monitors our IT systems and firewall protections, as well as those of Matilda Stream Management, which provides offices and administrative services to us.

It is management's judgment that the processes in place for monitoring cybersecurity risk, including the services provided by the IT consultant, are appropriate given the nature of our systems and our business. We have not encountered cybersecurity incidents or challenges that have materially affected or are reasonably likely to materially affect our company, strategy, results of operations or financial condition.

Our full board of directors is responsible for overseeing and managing risk to our business. Given the extent of our IT systems and the nature of our business, management has determined that it is not currently necessary to make regularly scheduled reports to the board regarding our IT systems and cybersecurity. However, management continually reassesses the most significant risks to our business and would promptly report to the board of directors any material change in the level of risk to our business from cybersecurity threats. Management will continue to consult with our third-party IT firm to monitor this risk and adopt any recommended security protections and best practices.

ITEM 2. PROPERTIES

The Company owns approximately 7,023 net acres all located in Louisiana. The approximate gross and net acres located in each Louisiana parish are presented below.

Parish	Gross Acres	Net Acres	Segment(s)
Calcasieu	13,805	2,704	Oil and gas, timber and surface
Jefferson Davis	9,134	1,705	Oil and gas, timber and surface
Allen	6,867	1,307	Oil and gas, timber and surface
Beauregard	4,726	957	Oil and gas, timber and surface
Cameron	1,246	272	Oil and gas, surface
LaFourche	240	40	Oil and gas
Natchitoches	1	1	Timber
Vermilion	180	30	Oil and gas, surface
Rapides	3	3	Timber
St. Landry	42	4	Timber
Total	36,244	7,023	

Included in the 7,023 net acres presented above, are approximately 715 acres owned 100% by the Company. The Louisiana parish location for these 100% owned lands is presented below:

Parish	Acres	Segment(s)
Beauregard	123	Oil and gas, timber and surface
Calcasieu	370	Oil and gas, timber and surface
Allen	0	Oil and gas, timber and surface
Jefferson Davis	59	Timber and surface
Natchitoches	0	Timber and surface
Cameron	160	None
Rapides	3	Timber
Total	715	

For management purposes, the Company classifies the 7,023 net acres owned by CKX as follows: 3,862 net acres are timber lands, 2,077 net acres are agriculture lands, 890 net acres are marsh lands, and 194 net acres are located in metropolitan areas.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company was not involved in any legal proceedings as of December 31, 2025.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the NYSE American under the trading symbol CKX.

Common Stock

As of March 30, 2026, there were 2,053,129 shares outstanding. There were no sales of unregistered securities of the Company and no purchases of CKX equity securities by the Company during 2025 (other than shares that were withheld by the Company to satisfy tax withholding obligations of stock plan participants incurred upon the vesting of stock awards).

Holders

On March 30, 2026, we had 258 stockholders of record.

Dividend Policy

The Company does not currently pay dividends on a regular basis. In determining whether to declare a dividend, the Board of Directors takes into account the Company's prior fiscal year's cash flows from operations and the current economic conditions among other information deemed relevant.

Pursuant to a dividend reversion clause in the Company's Articles of Incorporation, dividends not claimed within one year after a dividend becomes payable will expire and revert in full ownership to the Company and the Company's obligation to pay such dividend will cease. During 2025 and 2024, the Company received no dividend reversions.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited condensed consolidated financial statements and the notes to those financial statements appearing elsewhere in this Report.

Overview

CKX Lands, Inc., a Louisiana corporation, began operations in 1930 under the name Calcasieu Real Estate & Oil Co., Inc. It was originally organized as a spin-off by a bank operating in southwest Louisiana. The purpose of the spin-off was to form an entity to hold non-producing mineral interests which regulatory authorities required the bank to charge off. Over the years, as some of the mineral interests began producing, the Company used part of the proceeds to acquire land. In 1990, the Company made its largest acquisition when it was one of four purchasers who bought a fifty percent undivided interest in approximately 35,575 acres in southwest Louisiana.

Today the Company's income is derived from mineral royalties, timber sales and surface payments from its lands. CKX receives income from royalty interests and mineral leases related to oil and gas production, timber sales, land sales and surface rents. Although CKX is active in the management of its land and planting and harvesting its timber, CKX is passive in the production of income from oil and gas production in that CKX does not explore for oil and gas or operate wells. These oil and gas activities are performed by unrelated third parties.

CKX leases its property to oil and gas operators and collects income through its land ownership in the form of oil and gas royalties and lease rentals and geophysical revenues. The Company's oil and gas income fluctuates as new oil and gas production is discovered on Company land and then ultimately depletes or becomes commercially uneconomical to produce. The volatility in the daily commodity pricing of a barrel of oil or a thousand cubic feet, or "MCF," of gas will also cause fluctuations in the Company's oil and gas income. These commodity prices are affected by numerous factors and uncertainties external to CKX's business and over which it has no control, including the global supply and demand for oil and gas, geopolitical conditions and domestic and global economic conditions, among other factors.

CKX has small royalty interests in 20 different producing oil and gas fields. The size of each royalty interest is determined by the Company's net ownership in the acreage unit for the well. CKX's royalty interests range from 0.0045% for the smallest to 7.62% for the largest. As the Company does not own or operate the wells, it does not have access to any reserve information. Eventually, the oil and gas reserves under the Company's current land holdings will be depleted.

Timber income is derived from sales of timber on Company lands. The Company's timber income will fluctuate depending on our ability to secure stumpage agreements in the regional markets, timber stand age, and/or stumpage commodity prices. Timber is a renewable resource that the Company actively manages.

Surface income is earned from various recurring and non-recurring sources. Recurring surface income is earned from lease arrangements for farming, recreational and commercial uses. Non-recurring surface income can include such activities as pipeline right of ways, and temporary worksite rentals.

In managing its lands, the Company relies on and has established relationships with real estate, forestry, environmental and agriculture consultants as well as attorneys with legal expertise in general corporate matters, real estate, and minerals.

The Company actively searches for additional real estate for purchase in Louisiana with a focus on southwest Louisiana and on timberland and agricultural land. When evaluating unimproved real estate for purchase, the Company will consider numerous characteristics including but not limited to, timber fitness, agriculture fitness, future development opportunities and/or mineral potential. When evaluating improved real estate for purchase, the Company will consider characteristics including, but not limited to, geographic location, quality of existing revenue streams, and/or quality of the improvements.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets, business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives.

On August 21, 2023, the Company announced that the Board had determined to initiate a formal process to evaluate strategic alternatives for the Company to enhance value for stockholders and had retained a financial advisor in connection with the process.

On April 18, 2024, the Company provided an update on the process, noting that it had received preliminary indications of interest from multiple parties related to the potential acquisition of the Company or its assets, and that the Company and its advisors were working with a select group of these parties to provide them with additional information. The Board has formed a subcommittee to provide oversight and management of the process.

Since the April 18, 2024 update, management and the Board subcommittee, together with the Company's financial advisors, continue to engage with interested parties.

On November 18, 2025, the Company sold to Southern Pine Plantations of Georgia, Inc. approximately 6,548 acres of land wholly-owned by the Company in Allen, Beauregard, Calcasieu, Cameron, Jefferson Davis, Natchitoches, Rapides and Sabine Parishes of the State of Louisiana. The Company disclosed the completion of the transaction on its Current Report on Form 8-K filed November 20, 2025. The adjusted purchase price was $8,618,021.70, paid in cash. The transaction was executed pursuant to an Agreement of Purchase and Sale effective August 14, 2025, as amended, that contemplated the sale of approximately 7,014 acres. Certain portions of the originally contemplated property were excluded from the sale in accordance with the Agreement, resulting in a reduction of the original purchase price equal to $1,316.05 per excluded acre. The completion of this transaction represents a significant step in the Company's ongoing evaluation of strategic alternatives.

As part of management's efforts to maximize value for shareholders through the strategic alternative evaluation process, the Company expects to seek to partition, in kind or by sale, ownership of its undivided interests in lands co-owned with others. There can be no assurance that such efforts will result in a negotiated partition of the Company's co-owned acreage and that the Company can avoid a court-ordered partition.

Additionally, a sale of the Company or all or substantially all of its assets would be subject to a number of conditions and contingencies, including the approval of the Company's shareholders. There can be no assurance that this process will result in the successful negotiation of a definitive agreement for a transaction or any other strategic outcome, or that the Board will recommend that CKX's shareholders approve any transaction.

Recent Developments

In 2019, the Company began developing several ranchette-style subdivisions on certain of its lands in Calcasieu and Beauregard Parishes using existing road rights of way. The Company has identified demand in those areas for ranchette-style lots, which consist of more than three acres each, and the Board of Directors and management believe this project will allow the Company to realize a return on its investment in the applicable lands after payment of expenses. The Company has completed and recorded plans for three subdivisions. The three subdivisions are located on approximately 415 acres in Calcasieu Parish and approximately 160 acres in Beauregard Parish and contain an aggregate of 39 lots. As of December 31, 2025, the Company has closed on the sale of 29 of the 39 lots. A portion of the acreage associated with these subdivisions was sold in November 2025, as part of the transaction with Southern Pine Plantations of Georgia, Inc.

During 2024, the Company closed on the sale of one 25-acre ranchette lot in which it had a 100% ownership interest for net proceeds to the Company of $140,582.

During 2025, the Company closed on the sale of two 25-acre lots and one 53-acre lot in Calcasieu parish in which it had a 100% ownership interest for net proceeds to the Company of $499,228, inclusive of a gain on the sales of $275,399.

Additionally, on November 18, 2025, the Company completed the sale of approximately 6,548 acres of land wholly-owned by the Company in Allen, Beauregard, Calcasieu, Cameron, Jefferson Davis, Natchitoches, Rapides and Sabine Parishes of the State of Louisiana pursuant to the Agreement of Purchase and Sale, as amended. The adjusted purchase price was $8,618,022, resulting in a gain on sale of $3,282,469.

Summary of Fiscal Year 2025 Results

The Company had net income for the year ended December 31, 2025 of $3,009,972 compared to net income of $250,224 for the year ended December 31, 2024. This change was primarily attributable to an increase in gain on sale of land of $3,472,232 and a decrease in general and administrative expense of $732,712, offset by a decrease in total revenue of $682,581, and an increase in total income tax expense of $879,296.

Results of Operations - for the years ended December 31, 2025 and 2024

Revenue

Total revenues for 2025 were $838,543, a decrease of approximately 44.9% when compared with 2024 revenues of $1,521,124. Total revenue consists of oil and gas, timber, and surface revenues. The decrease in revenues was due primarily to lower surface revenues, which in turn were driven by lower right of way income in fiscal year 2025 as compared to 2024. Components of revenues for the year ended December 31, 2025 as compared to 2024, are as follows:

| | **Years Ended December 31,** | | | |
	2025	**2024**	**Change from Prior Year**	**Percent Change from Prior Year**
Revenues:				
Oil and gas	$ 415,469	$ 417,846	$ (2,377)	(0.6)%
Timber sales	94,825	22,225	72,600	326.7%
Surface revenue	328,249	1,081,053	(752,804)	(69.6)%
Total revenues	$ 838,543	$ 1,521,124	$ (682,581)	(44.9)%

Oil and Gas

Oil and gas revenues were 50% and 27% of total revenues for 2025 and 2024, respectively. A breakdown of oil and gas revenues for the years ended December 31, 2025, as compared to 2024 are as follows:

| | **Years Ended December 31,** | | | |
| | | | **Change from** | **Percent Change from Prior** |
	2025	**2024**	**Prior Year**	**Year**
Oil	$ 291,051	$ 354,821	$ (63,770)	(18.0)%
Gas	133,593	66,672	66,921	100.4%
Lease and geophysical	(9,175)	(3,647)	(5,528)	(151.6)%
Total revenues	$ 415,469	$ 417,846	$ (2,377)	(0.6)%

CKX received oil and/or gas revenues from 80 and 72 wells during the years ended December 31, 2025 and 2024, respectively.

The following schedule summarizes barrels and MCF produced and average price per barrel and per MCF for the years ended December 31, 2025 and 2024:

| | **Years Ended December 31,** | |
	2025	**2024**
Net oil produced (Bbl)(2)	4,222	4,558
Average oil sales price (per Bbl)(1,2)	$ 68.93	$ 77.84
Net gas produced (MCF)	34,610	20,966
Average gas sales price (per MCF)(1)	$ 3.86	$ 3.18

(1) Before deduction of production costs and severance taxes
(2) Excludes plant products

Oil revenues decreased for the year ended December 31, 2025, as compared to 2024, by $63,770. Gas revenues increased for the year ended December 31, 2025, as compared to 2024, by $66,921. As indicated from the schedule above, the decrease in oil revenues was due to an decrease in net oil produced and decrease in average oil sales price. The increase in gas revenues was due to an increase in net gas produced and increase in average gas sales price.

The following eight fields produced 95.46% of the Company's oil and gas revenues in 2025. The following table shows the number of barrels of oil (Bbl Oil) and MCF of gas (MCF Gas) produced from these fields.

Field	Bbl Oil	MCF Gas
Jennings, South	1,692	24,515
Bon Air	1,273	9,281
South Bear Head Creek	1,278	87
Cowards Gully	573	-
Gonzales County	490	229
Castor Creek	197	-
Lake Arthur	1,242	1,546
North Indian Village	1,374	-

The following eight fields produced 94.82% of the Company's oil and gas revenues in 2024. The following table shows the number of barrels of oil (Bbl Oil) and MCF of gas (MCF Gas) produced from these fields.

Field	Bbl Oil	MCF Gas
Bon Air	1,762	18,631
South Bear Head Creek	1,476	129
Cowards Gully	644	-
Gonzales County	615	174
Castor Creek	266	-
South Lake Charles	189	2,185
Lake Arthur	1,034	1,689
North Indian Village	1,623	-

Lease and geophysical revenues decreased for the year ended December 31, 2025, as compared to 2024, by $5,528. These revenues are dependent on oil and gas producers' activities, are not predictable and can vary significantly from year to year.

Timber

Timber revenues were 11% and 1% of total revenues for 2025 and 2024, respectively. Timber revenues increased for the year ended December 31, 2025, as compared to the year ended December 31, 2024, by $72,600. Management believes the increase in timber revenue was due to normal business variations in timber customers' harvesting.

Surface

Surface revenues were 39% and 71% of total revenues for 2025 and 2024, respectively. Surface revenues decreased for the year ended December 31, 2025, as compared to 2024, by $752,804. The decrease in surface revenue was due to lower right of way income in the current year as compared to the prior year, driven by normal fluctuations in regional development activity.

Costs and Expenses

Oil and gas costs decreased for the year ended December 31, 2025 as compared to 2024 by $3,133. These variances are due to the normal variations in year to year costs, which correlate directly with variations in revenues.

Timber costs decreased for the year ended December 31, 2025 as compared to 2024 by $5,590. Timber costs are related to general management of the Company's timberland. The decrease is primarily due to decreased timber management costs.

General and administrative expenses decreased for the year ended December 31, 2025 as compared to 2024 by $732,712. This is primarily due to a decrease in professional expenses and share-based compensation expense.

Gain on Sale of Land and Equipment

Gain on sale of land was $3,577,868 and $85,636 for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, this consisted of a gain on sale of two 25-acre ranchette lots and one 53-acre lot in Calcasieu parish, as well as the sale of 6,458 acres of land in various parishes. Refer to Note 4 to the financial statements for additional information. For the year ended December 31, 2024, this consisted of a gain on sale of one parcel of land.

Outlook for Fiscal Year 2026

The Company will continue to consider and evaluate commercial, agricultural and timber lands, and other business opportunities for acquisitions and to evaluate its current holdings for divestiture. The Company will consider purchases outside of southwest Louisiana and will consider developing its properties for commercial or residential purposes.

The Company began directly managing its lands in 2017. The Company believes direct land management and continuing economic activity in southwest Louisiana may be a catalyst for increased surface revenue.

Liquidity and Capital Resources

Sources of Liquidity

The Company's current assets totaled $18,063,055 and current liabilities equaled $730,402 at December 31, 2025.

As of December 31, 2025, and 2024, the Company had no outstanding debt.

In the opinion of management, cash and cash equivalents are adequate for projected operations and possible land acquisitions.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets or business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

Analysis of Cash Flows

Net cash provided by operating activities increased by $254,869 to $459,630 for the year ended December 31, 2025, compared to $204,761 for the year ended December 31, 2024. The change in cash provided by operating activities was attributable primarily to a $2,759,748 increase in net income, offset by an increase in gain on sale of land of $3,472,232.

Net cash provided by (used in) investing activities was $14,276,515 and $(4,121,020) for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, this included purchases of certificates of deposit of $6,750,837 offset by maturity of certificates of deposits of $12,659,328, and proceeds from the sale of fixed assets of $8,368,024. For the year ended December 31, 2024, this included purchases of certificates of deposit of $7,340,724 offset by maturity of certificates of deposits of $3,079,122 and proceeds from the sale of fixed assets of $140,582.

Net cash used in financing activities was $147,614 and $208,854 for the year ended December 31, 2025, and 2024, respectively. For the years ended December 31, 2025 and 2024, this consisted of stock withheld to pay employee taxes of $147,614 and $208,854, respectively.

Significant Accounting Policies

For a discussion of significant accounting policies, see Note 1 in the notes to our audited financial statements included elsewhere in this Form 10-K.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities" (SPEs).

ITEM 7A. QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure in response to this item is not required of a smaller reporting company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPORTING DATA

The Company's financial statements, together with the report of the independent registered public accounting firm thereon and the notes thereto, are presented beginning at page F-1. The Company's balance sheets as of December 31, 2025 and 2024 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended have been audited by MaloneBailey, LLP. MaloneBailey, LLP is an independent registered public accounting firm. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to Regulation S-K as promulgated by the Securities and Exchange Commission and are included herein pursuant to Part II, Item 8 of this Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of our management, including our principal executive and financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures that are designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls and procedures included a review of the control objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this Annual Report on Form 10-K. After conducting this evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and was accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is the process designed under the principal executive and financial officers' supervision, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, an effective control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Under the supervision and with the participation of our principal executive and financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, as required by Exchange Act Rule 13a-15(c). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control - Integrated Framework. Based on our assessment under the framework in Internal Control - Integrated Framework (2013 framework), our principal executive and financial officers concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management's assessment of the Company's internal control over financial reporting as of December 31, 2025 determined that the following material weaknesses exist:

- There were inadequate controls over the proper classification of cash equivalents and short-term investments.
- There were inadequate controls over proper accounting for income taxes.
- There were inadequate controls over proper accounting on the basis of land holdings.

These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore, we concluded that the deficiencies represent material weaknesses in our internal control over financial reporting as of December 31, 2025.

Notwithstanding such material weakness in internal control over financial reporting, our management, including our principal executive and financial officer, has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Form 10-K, in conformity with GAAP.

Remediation Plan

In response to the identified control deficiencies, management has implemented and will continue to enhance procedures designed to strengthen internal control over financial reporting. Management will monitor the effectiveness of these procedures and may implement additional remediation measures as necessary.

Key remediation efforts include:

- **Cash and Short-Term Investments:** Quarterly reporting, management review, and reconciliation procedures to ensure proper classification and accuracy, supported by formal policies and personnel training.

- **Income Tax Provision and Equity Compensation:** Quarterly preparation, review, and reconciliation of the tax provision to ensure correct accounting for RSUs and PSUs, guided by formal policies and procedures and supported by training for relevant personnel.

- **Land Sale Transactions:** Quarterly reporting, review, and reconciliation to verify cost basis and gain/loss calculations, with policies, procedures, and training to ensure consistent and accurate accounting.

Management believes these measures will strengthen internal control over financial reporting; however, the material weaknesses will not be considered remediated until controls have been fully implemented, operated for a sufficient period, and tested for effectiveness.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected.

Item 9B.   OTHER INFORMATION

During the fourth quarter of the Registrant's 2025 fiscal year, no director or officer adopted or terminated a contract, instruction or written plan or arrangement for the purchase or sale of securities of the Registrant.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Item 10 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act of 1934 and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act of 1934 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information required by Item 12 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.

The following table provides information as of December 31, 2025, about equity compensation plans (including individual compensation arrangements) under which equity securities of the Registrant are authorized for issuance. The Registrant's only equity compensation plan is its stock incentive plan approved by its shareholders on May 6, 2021.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	–	–	196,900
Equity compensation plans not approved by security holders	–	–	–
Total	–	–	196,900

(1) The plan authorized awards of performance shares and time-vesting restricted stock units ("RSU's") representing a total of 357,000 shares issuable under the plan. Awards for all 357,000 shares issuable under the plan were granted on June 13, 2022. As of the date of this report, 83,345 performance shares and 76,755 RSUs have vested, and performance share awards for 196,900 shares expired without being earned and became available for future awards under the plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information required by Item 14 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

(a) Documents filed as part of this report:

(1) Financial Statements. The financial statements filed as part of this report are listed in the Table of Contents to Financial Statements appearing immediately after the signature page of this Form 10-K and are included herein by reference.

(2) Financial Statement Schedules. Financial Statement Schedules are not required.

(3) Exhibits. See (b) below

(b) Exhibits:

3.1 Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Form 10-K (File No. 001-31905) for year ended December 31, 2018 filed on March 21, 2019).

3.2 Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to Form 10-K (File No. 001-31905) for year ended December 31, 2003 filed on March 19, 2004).

3.3 Articles of Amendment to the Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to Form 10-K (File No. 001-31905) for year ended December 31, 2018 filed on March 21, 2019).

3.4 Amended and Restated By-Laws of the Registrant (adopted as of August 10, 2023) (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-31905) filed on August 14, 2023).

4.1 Description of capital stock (incorporated by reference to Exhibit 4.1 to Form 10-K (File No. 001-31905) for the year ended December 31, 2019, filed on March 16, 2020).

10.1+ CKX Lands, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 filed on May 28, 2021, Registration No. 333-256589).

10.2 Agreement of Purchase and Sale dated August 14, 2025 by and among the Registrant, Southern Pine Plantations of Georgia, Inc. and Adams, Hemingway, Wilson and Rutledge, LLC, as escrow agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on August 15, 2025).

10.3 Amendment to Agreement of Purchase and Sale effective October 10, 2025 by and between the Registrant and Southern Pine Plantations of Georgia, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on November 20, 2025).

10.4 Second Amendment to Agreement of Purchase and Sale effective October 28, 2025 by and between the Registrant and Southern Pine Plantations of Georgia, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant on November 20, 2025).

10.5 Third Amendment to Agreement of Purchase and Sale effective November 13, 2025 by and between the Registrant and Southern Pine Plantations of Georgia, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Registrant on November 20, 2025).

19.1 CKX Lands, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Form 10-K (File No. 001-31905) for the year ended December 31, 2024, filed on March 25, 2025).

23*   Consent of MaloneBailey, LLP

31.1* Certification of W. Gray Stream, President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of Scott Stepp, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1** Certification of W. Gray Stream, President pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2** Certification of Scott Stepp, Chief Financial Officer, pursuant to 18 U.S.C. Section 1320 and Section 906 of the Sarbanes- Oxley Act of 2002.

97   Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to Form 10-K (File No. 001-31905) for the year ended December 31, 2023 filed on March 27, 2024).

101.INS*   Inline XBRL Instance
101.SCH*   Inline XBRL Taxonomy Extension Schema
101.CAL*   Inline XBRL Taxonomy Extension Calculation
101.DEF*   Inline XBRL Taxonomy Extension Definition
101.LAB*   Inline XBRL Taxonomy Extension Labels
101.PRE*   Inline XBRL Taxonomy Extension Presentation
104   Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

*   Filed herewith
**   Furnished herewith
+   Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 30, 2026.

CKX LANDS, INC.

By:

/s/ W. Gray Stream
W. Gray Stream
President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 30, 2026.

/s/ W. Gray Stream	
W. Gray Stream	President and Chairman of the Board of Directors (Principal Executive Officer)
/s/ Scott A. Stepp	
Scott A. Stepp	Chief Financial Officer (Principal Financial Officer)
/s/ Lee W. Boyer	
Lee W. Boyer	Secretary and Director
/s/ Keith Duplechin	
Keith Duplechin	Director
/s/ Daniel J. Englander	
Daniel J. Englander	Director
/s/ Max H. Hart	
Max H. Hart	Director
/s/ Lane LaMure	
Lane LaMure	Director
/s Eugene T. Minvielle, IV	
Eugene T. Minvielle	Director
/s/ Mary Leach Werner	
Mary Leach Werner	Director

CKX LANDS, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
CKX Lands, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CKX Lands, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2015.
Houston, Texas
March 30, 2026

CKX LANDS, INC.
BALANCE SHEETS

| | December 31, | |
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,010,108	$ 3,421,576
Certificates of deposit	-	5,908,491
Accrued accounts receivable	41,705	78,119
Prepaid expense and other assets	11,242	171,202
Total current assets	18,063,055	9,579,388
Property and equipment, net	4,222,713	9,036,105
Deferred tax asset	-	231,744
Total assets	$ 22,285,768	$ 18,847,237
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade payables and accrued expenses	$ 87,985	$ 52,420
Income tax payable	469,048	-
Unearned revenue	173,369	211,763
Total current liabilities	730,402	264,183
Deferred tax liability	109,954	-
Total liabilities	840,356	264,183
Stockholders' equity:		
Common stock, 3,000,000 shares authorized, no par value, 2,102,595 and 2,053,129 shares issued and outstanding, respectively, as of December 31, 2025, and 2,066,044 and 2,027,032 shares issued and outstanding, respectively, as of December 31, 2024	59,335	59,335
Additional paid in capital	3,374,002	3,374,002
Treasury stock, 49,466 and 39,012 shares, at cost, respectively, as of December 31, 2025 and 2024	(620,216)	(472,602)
Retained earnings	18,632,291	15,622,319
Total stockholders' equity	21,445,412	18,583,054
Total liabilities and stockholders' equity	$ 22,285,768	$ 18,847,237

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF OPERATIONS

| | Years Ended December 31, | |
	2025	2024
Revenues:		
Oil and gas	$ 415,469	$ 417,846
Timber sales	94,825	22,225
Surface revenue	328,249	1,081,053
Total revenue	838,543	1,521,124
Costs, expenses and (gains):		
Oil and gas costs	43,303	46,436
Timber costs	12,795	18,385
Surface costs	8,600	533
General and administrative expense	687,441	1,420,153
Depreciation expense	3,109	4,261
Gain on sale of land	(3,557,868)	(85,636)
Total costs, expenses and (gains)	(2,802,620)	1,404,132
Income from operations	3,641,163	116,992
Interest income	335,539	206,949
Miscellaneous income	66	13,783
Income before income taxes	3,976,768	337,724
Federal and state income tax expense (benefit):		
Current	625,098	(9,877)
Deferred	341,698	97,377
Total income taxes	966,796	87,500
Net income	$ 3,009,972	$ 250,224
Net income per share:		
Basic	$ 1.47	$ 0.12
Diluted	$ 1.47	$ 0.12
Weighted-average shares used in per share calculation:		
Basic	2,045,622	2,018,157
Diluted	2,045,622	2,054,610

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total Equity
	Shares	Amount				
Balances, December 31, 2024	2,066,044	$ 59,335	$ (472,602)	$ 3,374,002	$15,622,319	$18,583,054
Issuances under share-based compensation	36,551	-	-	-	-	-
Repurchases of common stock	-	-	(147,614)	-	-	(147,614)
Net income	-	-	-	-	3,009,972	3,009,972
Balances, December 31, 2025	2,102,595	$ 59,335	$ (620,216)	$ 3,374,002	$18,632,291	$21,445,412

	Common Stock		Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total Equity
	Shares	Amount				
Balances, December 31, 2023	2,014,283	$ 59,335	$ (263,748)	$ 3,150,376	$15,372,095	$18,318,058
Issuances under share-based compensation	51,761	-	-	-	-	-
Share-based compensation	-	-	-	223,626	-	223,626
Repurchases of common stock	-	-	(208,854)	-	-	(208,854)
Net income	-	-	-	-	250,224	250,224
Balances, December 31, 2024	2,066,044	$ 59,335	$ (472,602)	$ 3,374,002	$15,622,319	$18,583,054

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,009,972	$ 250,224
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	3,109	4,261
Depletion expense	126	91
Deferred income taxes	341,698	97,377
Gain on sale of land	(3,557,868)	(85,636)
Share-based compensation	-	223,626
Changes in operating assets and liabilities:		
(Increase) decrease in current assets	196,374	(54,017)
Increase (decrease) in current liabilities	466,219	(231,165)
Net cash provided by operating activities	459,630	204,761
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of certificates of deposit	(6,750,836)	(7,340,724)
Maturity of certificates of deposit	12,659,328	3,079,122
Proceeds from the sale of fixed assets	8,368,024	140,582
Net cash provided by (used in) investing activities	14,276,516	(4,121,020)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of common stock	(147,614)	(208,854)
Net cash used in financing activities	(147,614)	(208,854)
NET CHANGE IN CASH AND CASH EQUIVALENTS	14,588,532	(4,125,113)
Cash and cash equivalents, beginning of the period	3,421,576	7,546,689
Cash and cash equivalents, end of the period	$ 18,010,108	$ 3,421,576
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ 263,739

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Business and Significant Accounting Policies

Nature of Business

The Company was incorporated in the State of Louisiana on June 27, 1930. The Company's business is the ownership and management of land. The primary activities consist of leasing its properties for minerals (oil and gas), raising and harvesting timber, and surface use (agriculture, right of ways, hunting).

Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash balances in six financial institutions. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation's insured limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk on its cash balances.

Cash Equivalents

Cash equivalents are highly liquid debt instruments with original maturities of three months or less when purchased.

Certificate of Deposits

Certificates of deposit with original maturities of three months or less are classified as cash equivalents. Certificates of deposit with original maturities greater than three months are recorded at cost, which approximates fair value, and are classified as short-term or long-term investments based on their remaining maturities.

Accrued Accounts Receivable

The Company's accrued accounts receivable consist of incomes received after quarter-end for royalties produced prior to quarter-end. When there are royalties that have not been received at the time of the preparation of the financial statements for months in the prior quarter, the Company estimates the amount to be received based on the average of the most recent 12 months' royalties that were received from that particular well. The Company does not maintain an allowance for doubtful accounts because other than the accrual for earned but not received royalties, it has no accounts receivable.

Property, Building and Equipment

Property, building, and equipment is stated at cost. Major additions are capitalized. Maintenance and repairs are charged to income as incurred. Depreciation is computed on the straight-line and accelerated methods over the following estimated useful lives of the assets:

Furniture and equipment (years)	5 - 7
Land improvements (years)	15

Impairment of Long-lived Assets

Long-lived assets, such as land, timber and property, buildings, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If events or circumstances arise that require a long-lived asset to be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds the fair value. Fair value may be determined through various valuation techniques including quoted market prices, third-party independent appraisals and discounted cash flow models. During the year ended December 31, 2025, the Company performed a step zero impairment analysis on furniture and fixtures and land improvements and determined there were no qualitative factors that would indicate impairment. No impairment charges were recorded during the years ended December 31, 2025 and 2024. During the year ended December 31, 2025, no impairment triggering factors were noted and no quantitative analysis was performed.

Share-Based Compensation

We maintain one incentive compensation plan: the 2021 Stock Incentive Plan (the Plan). The Plan provides for the issuance of restricted stock units (RSUs) and performance-based restricted stock units (PSUs) to certain of our employees, non-employee directors and consultants.

For awards that are subject to market conditions, we utilize a binomial-lattice model (i.e., Monte Carlo simulation model), to determine the fair value. The Monte Carlo simulation model utilizes multiple input variables to determine the share-based compensation expense. Awards for the maximum number of shares issuable under the Plan were made on June 13, 2022. No further awards were made under the Plan during the twelve months ended December 31, 2025. As of December 31, 2025, there are no longer any unvested awards under the plan.

Share-based compensation expense related to RSUs are expensed over the grant date to the end of the requisite service period using the straight-line method. PSUs are expensed over the grant date to the end of the requisite service period using a model-driven derived service period based upon the median of the price projection scenarios for each performance trigger. The RSUs and PSUs do not have voting rights. We calculate the fair value of our share-based awards on the date of grant.

Revenue Recognition

The Company accounts for revenue under ASU 2014-09, Revenue from Contracts with Customers (ASC 606). In accordance with ASC 606, we recognize revenues when the following criteria are met: (i) persuasive evidence of a contract with a customer exists, (ii) identifiable performance obligations under the contract exist, (iii) the transaction price is determinable for each performance obligation, (iv) the transaction price is allocated to each performance obligation, and (v) the performance obligations are satisfied. We derive a majority of our revenues from oil and gas royalties, timber sales, and surface leases. Surface leases are not within the scope of ASC 606 and are accounted for under ASC 842. See Note 6 for more detailed information about the Company's reportable segments.

Oil and Gas

Oil and gas revenue is generated through customer contracts, where we provide the customer access to a designated tract of land upon which the customer performs exploration, extraction, production and ultimate sale of the oil and gas. The Company receives royalties on all oil and gas produced by the customer. The performance obligation identified in oil and gas related contracts is the oil and gas produced on the designated tract of land. The performance obligation is satisfied at a point in time, which is when the customer produces oil and gas. The transaction price is comprised of fixed fees (royalties) on all oil and gas produced. The Company accrues monthly royalty revenues based upon estimates and adjusts to actual as the Company receives payments. Net accrued royalty income was $41,705 and $78,119 as of December 31, 2025 and 2024, respectively. There are no capitalized contract costs associated with oil and gas contracts.

Timber

Timber revenue is generated through customer contracts executed as a pay-as-cut arrangement, where the customer acquires the right to harvest specified timber on a designated tract for a set period of time at agreed-upon unit prices. The performance obligation identified in timber related contracts is the severing of a single tree.

We satisfy our performance obligation when timber is severed, at which time revenue is recognized. The transaction price for timber sales is determined using contractual rates applied to harvest volumes. The Company may receive a deposit at the time of entering into a stumpage agreement and this deposit is recorded in unearned revenue until earned. The Company held stumpage agreement deposits of $0 as of December 31, 2025 and 2024. There are no capitalized contract costs associated with timber contracts. No revenue has been recognized on the stumpage agreements held by the Company that are still open. The amount deposited by the customer is recognized as revenue against the first timber harvested. If no timber is harvested by the end of the contract the deposit is retained and recognized as income at contract end.

Surface

Surface revenue is earned through annual leases for agricultural and hunting activities and the Company records revenues evenly over the term of these leases. Surface revenues from these sources are recurring on an annual basis.

Surface revenue is also earned through right of way and related temporary work-space leases, both of which are not unusual in occurrence and are not recurring sources of revenue. Generally, a right of way lease relates to either a utility or pipeline right of way that is a permanent servitude or exists for fixed periods of time greater than thirty years. The Company retains ownership of the land and the servitude is limited to the use of the surface. Revenue is recorded at the time of the agreement's execution date. For income tax purposes, these types of agreements are treated as sales of business assets.

Other sources of surface revenue can be commercial activities leases and sales of surface minerals, such as dirt.

Basic and Diluted Earnings per share

Net earnings per share is provided in accordance with FASB ASC 260-10, "Earnings per Share". Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive income per share excludes all potential common shares if their effect is anti-dilutive. There were no dilutive shares outstanding for the years ended December 31, 2025 and 2024.

Dividends

The Company does not currently pay dividends on a regular basis. In determining whether to declare a dividend, the Board of Directors takes into account the Company's prior fiscal year's cash flows from operations and the current economic conditions, among other information deemed relevant. Dividends paid per common stock are based on the weighted average number of common stock shares outstanding during the period. No dividends were declared during the years ended December 31, 2025 and 2024.

Pursuant to a dividend reversion clause in the Company's Articles of Incorporation, dividends not claimed within one year after the dividend becomes payable will expire and revert in full ownership to the Company and the Company's obligation to pay such dividend will cease. Any dividend reversions are recorded in equity upon receipt.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

In accordance with generally accepted accounting principles, the Company has analyzed its filing positions in federal and state income tax returns for the tax returns that remain subject to examination. Generally, returns are subject to examination for three years after filing. The Company believes that all filing positions are highly certain and that all income tax filing positions and deductions would be sustained upon a taxing jurisdiction's audit. Therefore, no reserve for uncertain tax positions is required. No interest or penalties have been levied against the Company and none are anticipated.

Other Taxes

Taxes, other than income taxes, which consisted of property, franchise and oil and gas production taxes were $88,622 and $153,125, for the years ended December 31, 2025 and 2024, respectively.

Leases

The Company leases its lands to individuals and entities for various purposes. The Company accounts for these types of leases in accordance with ASC 842*, Leases,* and subsequent amendments, which require that leases be evaluated and classified as operating or capital leases for financial reporting purposes. For leases classified as operating, the Company calculates rent expense on a straight-line basis over the lesser of the lease term including renewal options, if reasonably assured, or the economic life of the leased premises, taking into consideration rent escalation clauses and other lease concessions, if applicable. The Company has no capital leases as of December 31, 2025, or 2024.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*", which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation table, as well as disclosure of income taxes paid disaggregated by jurisdiction. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 8 *Income Taxes* in the accompanying notes to the consolidated financial statements for further detail.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

Recently issued accounting standards or pronouncements *not* disclosed above have been excluded as they are *not* relevant to the Company.

Note 2:   Fair Value of Financial Instruments

ASC 820 Fair Value Measurements and Disclosures ("ASC 820"), defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practical to estimate that value:

Class and Methods and/or Assumptions

Cash and cash equivalents: Carrying value approximates fair value due to its readily convertible characteristic.

Certificates of deposit: Certificates of deposit are recorded at amortized cost. The fair value disclosed in the table below approximates carrying value due to the short-term maturities and the nature of the instruments.

The estimated fair values of the Company's financial instruments are as follows:

| Financial Assets: | Level | December 31, 2025 | | December 31, 2024 | |
		Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	2	$18,010,108	$18,010,108	$ 3,421,576	$ 3,421,576
Certificates of deposit	2	-	-	5,908,491	5,829,337
Total		$18,010,108	$18,010,108	$ 9,330,067	$ 9,250,913

Note 3:   Property and Equipment

Property and equipment consisted of the following:

| | December 31, | |
	2025	2024
Land	$ 3,688,788	$ 6,760,765
Timber	528,599	2,250,525
Equipment	104,493	120,873
	4,321,880	9,132,163
Accumulated depreciation	(99,167)	(96,058)
Total	$ 4,222,713	$ 9,036,105

Depreciation expense was $3,109 and $4,261 for the years ended December 31, 2025 and 2024. Depletion expense was $126 and $91 for the years ended December 31, 2025 and 2024, respectively.

Note 4:   Land Purchases and Sales

Land Purchases

No land purchases were made during the years ended December 31, 2025 and 2024.

Land Sales

During the year ended December 31, 2025, the Company sold the following lands:

Quarter	+/- Acres	Louisiana Parish	Ownership	Land	Mineral Rights %
2nd	25.00	Calcasieu	100% $	141,008	0%
2nd	53.00	Calcasieu	100%	217,115	0%
3rd	25.00	Calcasieu	100%	141,105	0%
4th	6,548.00	Various	100%	8,618,022	0%

During the year ended December 31, 2024, the Company sold the following lands:

Quarter	+/- Acres	Louisiana Parish	Ownership	Land	Mineral Rights %
2nd	25.00	Calcasieu	100% $	140,582	0%

For the years ended December 31, 2025 and 2024, gains on sales of land were $3,557,868 and $85,636, respectively.

Note 5:   Oil and Gas Leases

Results of oil and gas leasing activities for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Gross revenues		
Royalty interests	$ 415,469	$ 417,846
Lease fees	-	-
	415,469	417,846
Production costs	(36,228)	(46,436)
Results before income tax expense	379,241	371,410
Estimated income tax expense	(97,086)	(95,081)
Results of operations from producing activities excluding corporate overhead	$ 282,155	$ 276,329

Reserve information relating to estimated quantities of the Company's interest in proved reserves of natural gas and crude including condensate and natural gas liquids is not available. A schedule indicating such reserve quantities is, therefore, not presented. Such reserves are located entirely within the United States. All oil and gas royalties come from Company owned properties that were developed and produced by producers, unrelated to Company, under oil and gas mineral lease agreements.

Note 6:   Segment Reporting

The Company's operations are classified into three principal operating and reportable segments that are all located in the United States: oil and gas, surface and timber. The Company's reportable business segments are strategic business units that offer income from different products. They are managed separately due to the unique aspects of each area.

The Company's President and Treasurer is the chief operating decision maker ("CODM") and manages and allocates resources between the Oil and Gas, Timber, and Surface segments. Consistent with this decision-making process, the CODM uses financial information disaggregated between the Oil and Gas, Timber, and Surface segment for purposes of evaluating performance, forecasting future period financial results, and allocating resources. The CODM evaluates segment business performance on a quarterly basis based on gross profit.

The tables below present financial information for the Company's three operating and reportable business segments:

	Years Ended December 31,	
	2025	**2024**
Identifiable Assets, net of accumulated depreciation		
Oil & Gas	$ -	$ -
Surface	-	-
Timber	528,599	2,250,525
General corporate assets	21,757,169	16,596,712
Total	$ 22,285,768	$ 18,847,237
Capital expenditures:		
Oil & Gas	$ -	$ -
Timber	-	-
Surface	-	-
General corporate assets	-	-
Total segment costs and expenses	$ -	$ -
Depreciation and depletion		
Oil and gas	$ -	$ -
Timber	126	91
Surface	-	-
General corporate assets	3,109	4,261
Total	$ 3,235	$ 4,352

	December 31, 2025			
	Oil and Gas	**Timber**	**Surface**	**Consolidated**
Revenues	$ 415,469	$ 94,825	$ 328,249	$ 838,543
Cost of Goods Sold	43,303	12,795	8,600	64,698
Gross Profit	372,166	82,030	319,649	773,845

	December 31, 2024			
	Oil and Gas	**Timber**	**Surface**	**Consolidated**
Revenues	$ 417,846	$ 22,225	$ 1,081,053	$ 1,521,124
Cost of Goods Sold	46,436	18,385	533	65,354
Gross Profit	371,410	3,840	1,080,520	1,455,770

Reconciliation	**2025**	**2024**
Total Gross Profit	773,845	1,455,770
Less:		
General & Administrative Expense	687,441	1,420,153
Depreciation Expense	3,109	4,261
Gain on Sale of Land	(3,557,868)	(85,636)
Income from Operations	3,641,163	116,992
Interest Income	335,539	206,949
Miscellaneous Income	66	13,783
Income before income taxes	3,976,768	337,724

There are no intersegment sales reported in the accompanying statements of operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income or loss from operations before income taxes excluding nonrecurring gains and losses on equity investment. Income before income tax represents net revenues less costs and expenses less other income and expenses of a general corporate nature. Identifiable assets by segment are those assets used solely in the Company's operations within that segment.

Note 7: Concentrations

Revenues from customers representing 5% or more of total revenue for the years ended December 31, 2025 and 2024, respectively were:

Count		Years Ended December 31, 2025		Years Ended December 31, 2024
1	$	191,682	$	536,615
2		94,825		240,578
3		53,900		155,143
4		44,940		-
5		44,299		-

Note 8: Income Taxes

The Company files federal and state income tax returns on a calendar year basis. The net deferred tax asset in the accompanying balance sheets includes the following components at December 31, 2025 and 2024:

		2025		2024
Deferred tax assets	$	-	$	231,744
Deferred tax liabilities		109,954		-
	$	109,954	$	231,744

Reconciliations between the United States federal statutory income tax provision, using the statutory rate of 24% and 26%, and the Company's provision for income taxes at December 31, 2025 and 2024 are as follows:

		2025 Amount	2025 Percentage		2024 Amount	2024 Percentage
Income tax on income before extraordinary item:						
Tax at statutory rates	$	961,980	24.2%	$	86,592	25.6%
Tax effect of the following:						
Federal statutory depletion		(9,799)	(0.3)%		(10,612)	(3.1)%
State statutory depletion		(5,276)	(0.1)%		(5,715)	(1.7)%
Stock-based compensation		74,635	1.9%		79,109	23.4%
Other		(54,744)	(1.4)%		(61,874)	(18.3)%
Income tax on income	$	966,796	24.3%	$	87,500	25.9%

Deferred tax assets and liabilities result from timing differences in the recognition of revenue and expenses for tax and financial statement purposes. The effect of these timing differences at December 31, 2025 and 2024 is as follows:

		2025		2024
Net operating loss carryover	$	-	$	59,807
Percentage depletion carryover		-		-
Stock-based compensation		-		359,601
Deferred gain		(36,635)		(77,714)
Casualty loss		(73,319)		(109,950)
Deferred tax assets (liabilities)	$	(109,954)	$	231,744

The Company files income tax returns for federal and state purposes. Generally, the Company's tax returns remain open for three years for tax examination purposes. Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. The Company is subject to periodic audits by the Internal Revenue Service and other state and local taxing authorities. These audits may challenge certain of the Company's tax positions such as timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities if significant in accordance with the applicable accounting guidance on uncertainty in income taxes. With few exceptions, the Company is no longer subject to U.S. Federal and state income tax examinations by the tax authorities for calendar years ending before December 31, 2022.

Note 9:   Related Party Transactions

The Company and Stream Wetlands Services, LLC ("Stream Wetlands") were parties to an option to lease agreement dated April 17, 2017 (the "OTL"). The OTL provided Stream Wetlands an option to lease certain lands from the Company, subject to the negotiation and execution of a mutually acceptable lease form. On February 28, 2022, Stream Wetlands exercised the OTL and entered into a 25-year lease in exchange for a one-time payment by Stream Wetlands of $38,333. The terms of the lease provide for formulaic contingent payments to the Company based on the amount of revenue generated from activities on the subject property by a third party, with a guaranteed minimum payment of $500,000 in the event that revenue does not meet a minimum threshold. No minimum payment is due unless and until the third party engages in activity on the subject lands, and neither the Company nor Stream Wetlands is able to determine whether that will occur. William Gray Stream, the President and a director of the Company, is the president of Stream Wetlands.

The Company's President is also the President of Matilda Stream Management Inc. ("MSM"). MSM provides administrative services to the Company for no compensation.

Surface revenue-related party was $0 for the year ended December 31, 2025. Surface revenue-related party was $5,978 from Gulf Coast Sequestration for the year ended December 31, 2024.

Note 10:   Share-Based Compensation

During the year ended December 31, 2022, the Company granted to certain employees an aggregate of 76,755 restricted stock units that vested over a three-year period through July 15, 2024 and 280,245 performance shares that vested upon achievement of certain stock price hurdles as measured during the period from July 15, 2020 through July 15, 2024. Each of the time-based and market-condition awards were subject to the recipient's continued service with us, the terms and conditions of our stock incentive plan and the applicable award agreement.

As of December 31, 2024, 76,755 restricted stock units and 83,345 performance shares had vested, representing a total of 160,100 issuable shares under the Plan. As of December 31, 2024, a total of 123,549 of the issuable shares had been issued to employees, with 36,551 shares underlying vested restricted stock units remaining unissued. On July 15, 2024, all 196,900 unvested performance shares awarded to employees under the Plan lapsed without the performance criteria being achieved and were forfeited by the grantees. There are no further unvested awards outstanding under the Plan. The plan participants elected to have the Company withhold shares to cover the employee payroll tax withholdings for the shares issued. As of December 31, 2024, the Company withheld 39,012 shares of the 123,549 shares issued to the employees. The shares are reported as treasury stock on the balance sheets.

On April 16, 2025, 36,551 shares, representing the final tranche of restricted stock units, were issued to the grantees. The recipients elected to have the Company withhold 10,454 shares to cover their respective taxes owed on the award. The shares are reported as treasury stock on the balance sheets.

The share-based compensation expense recognized is included in general and administrative expense in the statements of operations. The total fair value of the awards was $3,374,002 of which $0 was unrecognized stock-based compensation expense as of December 31, 2024 and December 31, 2025.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-256589) of our report dated March 30, 2026 with respect to the audited financial statements of CKX Lands, Inc. appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
March 30, 2026

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, W. Gray Steam, certify that:

1. I have reviewed this annual report on Form 10-K of CKX Lands, Inc. (the "registrant");

2 Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 30, 2026

/s/W. Gray Stream
W. Gray Stream
President
(Principal executive officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Scott A. Stepp, certify that:

1. I have reviewed this annual report on Form 10-K of CKX Lands, Inc. (the "registrant");

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 30, 2026

/s/ Scott A. Stepp
Scott A. Stepp
Chief Financial Officer
(Principal financial officer)

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Sec. 1350
(Section 906 of the Sarbanes – Oxley Act of 2002)

In connection with the filing by CKX Lands, Inc. (the "Company") of the Annual Report on Form 10-K for the year ending December 31, 2025 (the "Report"), the undersigned hereby certifies, to the best of my knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2026   */s/W. Gray Stream*
                                                     W. Gray Stream
                                                     President
                                                     (Principal executive officer)

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Sec. 1350
(Section 906 of the Sarbanes – Oxley Act of 2002)

In connection with the filing by CKX Lands, Inc. (the "Company") of the Annual Report on Form 10-K for the year ending December 31, 2025 (the "Report"), the undersigned hereby certifies, to the best of my knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2026   */s/Scott A. Stepp*
                                                   Scott A. Stepp
                                                   Chief Financial Officer
                                                   (Principal financial officer)

Board of Directors

Lee W. Boyer
Secretary of CKX Lands, Inc. and Retired Partner, Stockwell, Sievert, Viccellio, Clements & Shaddock, L.L.P.

Keith Duplechin
Principal, First Capital Group, LLC and AdSource, LLC

Daniel J. Englander
Managing Partner, Ursula Capital Partners

Max H. Hart
Principal, Haas-Hirsch Interests

Lane T. LaMure
Founder and Chief Investment Officer, Enlight Capital Advisors

Eugene T. Minvielle, IV
Private Investor

William Gray Stream
President of CKX Lands, Inc. and President, Matilda Stream Management, Inc.

Mary Leach Werner
Vice President, The Sweet Lake Land & Oil Co., LLC and The North American Land Co., LLC

Executive Officers

William Gray Stream
President

Scott A. Stepp
Chief Financial Officer

Lee W. Boyer
Secretary

Corporate Information

Corporate Office
2417 Shell Beach Drive
Lake Charles, Louisiana 70601
(337) 493-2399
www.ckxlands.com

Transfer Agent
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
(866) 258-7742
(US, Canada, Puerto Rico)
(201) 680-6578 (non-US)
www.computershare.com

Independent Registered Public Accounting Firm
MaloneBailey, LLP
10370 Richmond Avenue
Suite 600
Houston, Texas 77042
(713) 343-4286

Form 10-K
The Annual Report on Form 10-K, including the financial statement and schedules thereto, for the year ended December 31, 2025, as well as the other information about CKX Lands, may be obtained without charge by writing to W. Gray Stream, President, at CKX Lands' corporate office, or by visiting CKX Lands' website at www.ckxlands.com